June 14, 2012

Ms. Nora Everett, President

Principal Funds, Inc.

Principal Financial Group

Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Small-MidCap Dividend Income Fund – Class C	$10,000	1,013.171
Global Multi-Strategy Fund	$10,000	982.318

Each share of the Small-MidCap Dividend Income Fund has a par value of $0.01 and a price of $9.87 per share. Each share of the Global Multi-Strategy Fund has a par value of $0.01 and a price of $10.18 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY /s/ Michael D. Roughton

Michael D. Roughton

Senior Vice President and Counsel